PROVECTUS PHARMACEUTICALS, INC.
7327 Oak Ridge Highway
Knoxville, TN 37931
Toll-free (866) 594-5999 - landline (extension 30)
Toll-free (866) 998-0005 - fax

February 25, 2011

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Provectus Pharmaceuticals, Inc. (the "Company")
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
File No. 000-09410

Dear Mr. Rosenberg:

This letter is submitted by the Company to supplement the Company's initial response (the "Initial Response") dated January 21, 2011 to the comments received from the Securities and Exchange Commission by letter dated December 23, 2010 to H. Craig Dees, Ph.D. (the "SEC Letter").

Response to Comment No. 3

As stated in the Initial Response, the Company determined that certain warrants issued in March and April, 2010 should be classified as liabilities in accordance with Financial Accounting Standards Board Accounting Standards Codification 815-40-15-5 (“ASC 815”), “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”, because the warrants in question contain exercise price reset features that require the exercise price of the warrants be adjusted if the Company issues certain other equity related instruments at a lower price per share. The change in classification affects 5,291,654 warrants issued in March 2010 which were accounted for as equity in the unaudited quarterly financial statements for the first, second, and third quarters of 2010, and 1,350,000 warrants issued in April 2010 which were accounted for as equity in the unaudited quarterly financial statements for the second and third quarters of 2010.

The Company has now concluded its quantitative valuation of this change in classification using a Monte-Carlo Simulation model. Management of the Company believes that the Monte-Carlo Simulation model is most appropriate because it is a dynamic model which accommodates variable inputs.

The impact of application of ASC 815 on the Company's quarterly financial statements is set forth below.

*           *           *           *           *

Consolidated Balance Sheet
as of March 31, 2010
	As Previously Reported	Adjustments	As Adjusted

Warrant liability	$ -	$ 4,286,240	$ 4,286,240
Paid-in capital	88,650,285	(3,651,241)	84,999,044
Deficit accumulated during the development stage	(70,665,938)	634,999	(71,300,937)
Total Stockholders' Equity	18,067,721	(4,286,240)	13,781,481

Consolidated Statement of Operations
for the Three Months Ended March 31, 2010
	As Previously Reported	Adjustments	As Adjusted

Gain (Loss) on warrant liability	$ -	$ (634,999)	$ (634,999)
Net loss	2,868,017	634,999	3,503,016
Dividends on preferred stock	8,357,584	1,466,823	9,824,407
Net loss applicable to common shareholders	11,225,601	2,101,822	13,327,423
Basic and diluted loss per common share	0.16		0.19

Consolidated Balance Sheet
as of June 30, 2010
	As Previously Reported	Adjustments	As Adjusted

Warrant liability	$ -	$ 3,187,994	$ 3,187,994
Paid-in capital	94,695,032	(4,690,741)	90,004,291
Deficit accumulated during the development stage	(76,187,498)	(1,502,747)	(74,684,751)
Total Stockholders' Equity	18,600,056	(3,187,994)	15,412,062

Consolidated Statement of Operations
for the Three Months Ended June 30, 2010
	As Previously Reported	Adjustments	As Adjusted

Gain (Loss) on warrant liability	$ -	$ 2,137,746	$ 2,137,746
Net loss	5,521,560	(2,137,746)	3,383,814
Dividends on preferred stock	2,590,033	477,858	3,067,891
Net loss applicable to common shareholders	8,111,593	(1,659,888)	6,451,705
Basic and diluted loss per common share	0.10		0.08

Consolidated Statement of Operations
for the Six Months Ended June 30, 2010
	As Previously Reported	Adjustments	As Adjusted

Gain (Loss) on warrant liability	$ -	$ 1,502,747	$ 1,502,747
Net loss	8,389,577	(1,502,747)	6,886,830
Dividends on preferred stock	10,947,617	1,944,681	12,892,298
Net loss applicable to common shareholders	19,337,194	441,934	19,779,128
Basic and diluted loss per common share	0.26		0.27

Consolidated Balance Sheet
as of September 30, 2010
	As Previously Reported	Adjustments	As Adjusted

Warrant liability	$ -	$ 2,656,662	$ 2,656,662
Paid-in capital	99,065,638	(4,690,741)	94,374,897
Deficit accumulated during the development stage	(83,626,706)	(2,034,079)	(81,592,627)
Total Stockholders' Equity	15,532,646	(2,656,662)	12,875,984

Consolidated Statement of Operations
for the Three Months Ended September 30, 2010
	As Previously Reported	Adjustments	As Adjusted

Gain (Loss) on warrant liability	$ -	$ 531,332	$ 531,332
Net loss	7,439,208	(531,332)	6,907,876
Dividends on preferred stock	111,484	-	111,484
Net loss applicable to common shareholders	7,550,692	(531,332)	7,019,360
Basic and diluted loss per common share	0.09		0.09

Consolidated Statement of Operations
for the Nine Months Ended September 30, 2010
	As Previously Reported	Adjustments	As Adjusted

Gain (Loss) on warrant liability	$ -	$ 2,034,079	$ 2,034,079
Net loss	15,828,785	(2,034,079)	13,794,706
Dividends on preferred stock	11,059,101	1,944,681	13,003,782
Net loss applicable to common shareholders	26,887,886	(89,398)	26,798,488
Basic and diluted loss per common share	0.35		0.35

As can be seen above, the quantitative impact on the net loss applicable to common shareholders for the first nine months of 2010 appears to be immaterial and actually results in a slight improvement in operating results and per share data. In addition, for reasons set forth in the Initial Response, management believes the application of ASC 815-40 and requisite reclassification of the warrants as liabilities is also not qualitatively material to the quarterly financial statements given the nature of the Company as a development-stage pharmaceutical company.

Therefore, rather than amending its quarterly filings, the Company proposes to reflect the necessary adjustments resulting from the application of ASC 815 in its Annual Report on Form 10-K for the year ended December 31, 2010. The Company will also provide the necessary footnote disclosure in the Form 10-K, detailing the impact of the reclassification on its quarterly periods ending March 31, June 30, and September 30, 2010.

On behalf of the Registrant, we acknowledge that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Registrant has been responsive to the Commission's comments.  If there are additional questions or comments, please contact the undersigned.

                                        Very truly yours,

                                        /s/H. Craig Dees, Ph.D
                                        H. Craig Dees, Ph.D